SCHEDULE 14A INFORMATION

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ADOBE SYSTEMS INCORPORATED

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ADOBE SYSTEMS INCORPORATED
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 12, 2001

Dear Stockholders:

You are cordially invited to attend our 2001 Annual Meeting of the Stockholders to be held on April 12, 2001 at 4:00 p.m. at Adobe's headquarters located at 321 Park Avenue, San Jose, California 95110 in the East Tower. At the meeting we will:

1.   Elect three (3) Class II Directors to serve for a two-year term.

2.   Vote on an amendment to Adobe's Certificate of Incorporation to increase the number of shares of Common Stock which Adobe is authorized to issue, from 500,000,000 to 900,000,000 shares;

3.   Ratify the appointment of KPMG LLP as Adobe's independent public accountants for the current fiscal year which ends on November 30, 2001; and

4.   Transact any other business that may properly come before the meeting.

Stockholders who owned Adobe stock at the close of business on Monday, February 19, 2001 may attend and vote at the meeting. If you cannot attend the meeting, you may vote by telephone or by using the Internet as instructed on the enclosed Proxy Card or by mailing the Proxy Card in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already returned a Proxy Card. A list of stockholders eligible to vote at the meeting will be available for review during Adobe's regular business hours at our headquarters in San Jose ten days prior to the meeting for any purpose related to the meeting.

We look forward to seeing you at the meeting.

Sincerely,

Colleen M. Pouliot

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary

San Jose, California March 2, 2001

Please vote by telephone or by using the Internet as instructed on the enclosed Proxy Card or complete, sign and date the Proxy Card as promptly as possible and return it in the enclosed envelope.

ADOBE SYSTEMS INCORPORATED

**Proxy Statement
for
Annual Meeting of Stockholders
To Be Held April 12, 2001**

TABLE OF CONTENTS

ADOBE SYSTEMS INCORPORATED

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2001 Annual Meeting of Stockholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully. **Please note that the share-related data in this Proxy Statement has been adjusted to take into account Adobe's 2-for-1 stock split (effected as a dividend) in October 2000.**

Voting materials, which include the Proxy Statement, Proxy Card and 2000 Annual Report to Stockholders, will be mailed to stockholders on or about March 2, 2001. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110. Our telephone number is (408) 536-6000.

Adobe will pay the costs of soliciting proxies from stockholders. We have hired Innisfree M&A, Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $7,500 for its services and will reimburse Innisfree for reasonable out-of-pocket estimated at about $12,500. Directors, officers and regular employees may solicit proxies, either personally or by telephone, on behalf of Adobe, without additional compensation.

QUESTIONS AND ANSWERS

Q: Who may vote at the meeting?

A: The Board set February 19, 2001 as the record date for the meeting. All stockholders who owned Adobe Common Stock at the close of business on February 19, 2001 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of Common Stock held on all matters to be voted on, other than the election of Directors. On February 19, 2001, approximately 240,609,164 shares of Adobe Common Stock were outstanding.

Q: How many votes do you need at the meeting?

A: A majority of Adobe's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

   Shares are counted as present at the meeting if you:

   • are present and vote in person at the meeting; or

   • have properly submitted a Proxy Card or voted by telephone or using the Internet.

Q: What proposals will be voted on at the meeting?

A: There are three proposals scheduled to be voted on at the meeting:

   • Election of the Class II members of the Board of Directors

   • Amendment to the Certificate of Incorporation

   • Ratification of KPMG LLP as Adobe's independent public accountants

Q: What is the voting requirement to approve each of the proposals?

A: For the election of the Class II Directors, those three nominees who receive "FOR" votes from a majority of the shares voting at the meeting will be elected. You may give each candidate one vote for each share of Common Stock you hold. To be passed, Proposal 2 requires the affirmative "FOR" vote of a majority of the shares of Adobe Common Stock outstanding and entitled to vote on February 19, 2001. To be passed, Proposal 3 requires the affirmative "FOR" vote of a majority of the shares cast at the meeting and entitled to vote.

Q: How are votes counted?

A: In the election of Directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals. If you abstain from voting on the other proposals, it has the same effect as a vote against Proposal 2, but it has no effect on Proposal 3. If you just sign your Proxy Card with no further instructions, your shares will be counted as a vote "FOR" each Director and "FOR" the amendment to the Certificate of Incorporation and the ratification of KPMG LLP as Adobe's independent public accountants. If you do not vote and you hold your shares in a brokerage account in your broker's name (this is called "street name"), your broker will have discretionary authority to vote your shares "FOR" each director or to withhold votes for each or every director. Your broker will also have the discretionary authority to vote your shares "FOR" or "AGAINST" Proposal 3. Because your broker will not have discretionary authority to vote on Proposal 2 if you do not instruct your broker how to vote, your failure to direct the vote will have the effect of a vote "AGAINST" Proposal 2. These shares, however, will be counted for the purpose of establishing a quorum for the meeting. Voting results are tabulated and certified by our transfer agent, Computershare Investor Services, LLC.

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed Proxy Card or proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, using the Internet or by mail. Please refer to the summary instructions included on your Proxy Card. For shares held in street name, the voting instruction card will be included by your stockbroker or nominee.

BY TELEPHONE OR THE INTERNET—If you have telephone or Internet access, you may submit your proxy from anywhere in the world by following the instructions on the Proxy Card.

BY MAIL—You may submit your proxy by mail by signing your Proxy Card or, for shares held in street name, by following the voting instruction card included by your stockbroker or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I change my vote after I return my Proxy Card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new Proxy Card with a later date, voting by telephone or using the Internet as instructed above (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Q: What is Adobe's voting recommendation?

A: Our Board of Directors recommends that you vote your shares "FOR" each of the nominees to the Board and "FOR" the amendment to the Certificate of Incorporation and the ratification of KPMG LLP as Adobe's independent public accountants for fiscal 2001.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2001.

PROPOSAL 1
ELECTION OF DIRECTORS

General

We currently have seven (7) members on our Board of Directors which is divided into two classes (Class I and Class II) with alternating two-year terms. Proxy holders will vote for the three (3) Class II nominees listed below to serve a two-year term ending in 2003. Those members of the Board who are Class I Directors will be up for election in 2002.

If any nominee is unable or declines to serve as a Director, the current Board will designate a nominee to fill the vacancy. The term of each person elected as a Class II Director will continue until the 2003 Annual Meeting or until his or her successor has been elected and qualified.

The following tables set forth the name and age of each nominee and each director of the Company whose term of office continues after the Annual Meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Nominees for Election as Class II Directors for a Term Expiring in 2003:

Name	Principal Occupation During Last Five Years	Age	Director Since
John E. Warnock	Dr. Warnock was a founder of the Company and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman of the Board with Charles M. Geschke. Dr. Warnock served as Chief Executive Officer of the Company from 1982 through December 2000. In December 2000, Dr. Warnock assumed the role of Chief Technical Officer in addition to that of Chairman of the Board. Dr. Warnock received a Ph.D. in electrical engineering from the University of Utah.	60	1983
Carol Mills Baldwin	Ms. Baldwin is the President and Chief Executive Officer of Acta Technology, Inc., a privately held company. Prior to joining Acta in July 1998, Ms. Baldwin was the General Manager in the Enterprise Systems Division of Hewlett-Packard since 1992. From 1981 to 1992, Ms. Baldwin held several other general management and marketing management positions at Hewlett-Packard. She holds a MBA degree from Harvard University and a BA degree from Smith College.	47	1998
Robert Sedgewick	Since 1985, Dr. Sedgewick has been a Professor of Computer Science at Princeton University, where he was the founding Chairman of the Department of Computer Science from 1985 to 1994. He is the author of a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in computer science from Stanford University.	54	1990

Incumbent Class I Directors with a Term Expiring in 2002:

Name	Principal Occupation During the Past Five Years	Age	Year
Bruce R. Chizen	In April 2000, Mr. Chizen was named President and in December 2000, he was also named Chief Executive Officer of the Company. Mr. Chizen joined the Company upon the closing of the acquisition of Aldus in August 1994 as Vice President and General Manager, Consumer Products Division. From December 1997 to August 1998, Mr. Chizen served as Senior Vice President and General Manager, Graphic Products Division, and from August 1998 to April 2000, he served as Executive Vice President, Products and Marketing. Prior to joining the Company, Mr. Chizen was Vice President and General Manager, Consumer Division of Aldus Corporation from February 1994 to August 1994, and from November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly owned subsidiary of Apple Computer, Inc., a manufacturer of computers and software. Mr. Chizen also serves as a director of Viewpoint Corporation.	45	2000
Charles M. Geschke	Dr. Geschke was a founder of the Company and has been its Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was Chief Operating Officer of the Company from December 1986 until July 1994. He served as President of the Company from April 1989 until his retirement in April 2000, but continues to serve as co-Chairman of the Board. He is a director of Rambus Incorporated. Dr. Geschke received a Ph.D. in computer science from Carnegie Mellon University.	61	1983
Antonio M. Perez	Mr. Perez is the President, Chief Executive Officer and a Director of Gemplus International, S.A., a publicly held company. Prior to joining Gemplus in June 2000, Mr. Perez was Vice President and a member of the Executive Council at Hewlett-Packard serving as President of the Consumer Business and Digital Media Solutions at Hewlett-Packard from July 1999 to March 2000, and President and Chief Executive Officer of the Inkjet Imaging Solutions Group from July 1995 to July 1999. Prior to that Mr. Perez held several management positions as European Marketing Manager, Division Manager and Country Manager for various European entities of Hewlett-Packard. Mr. Perez is also a Director of Quantum Corporation and Previo, Inc. Mr. Perez holds a Bachelor of Science degree in Electronic Engineering from the Madrid University.	55	2000

Name	Principal Occupation During the Past Five Years	Age	Year
Delbert W. Yocam	Mr. Yocam is an independent consultant. Mr. Yocam was Chairman of the Board and Chief Executive Officer of Borland Software Corporation, formerly known as both Inprise Corporation and Borland International, Inc., from December 1996 through April 1999. Prior to joining Inprise, Mr. Yocam was an independent consultant from November 1994 through November 1996. From September 1992 until November 1994, he served as President and Chief Operating Officer and as a director of Tektronix, Inc. Mr. Yocam is also a director of Xircom, Inc. and several privately-held technology companies. He holds a MBA degree from California State University, Long Beach, and a BA degree in Business Administration from California State University, Fullerton.	57	1991

Board and Committees Meetings

The Board held 13 meetings in fiscal 2000. Each Director during fiscal 2000 attended at least 75% of the Board and respective Committee meetings held during the year except Mr. Perez, who joined the Board in September 2000 and was only able to attend one of the three total of Board and Audit Committee (on which he served) meetings held during the remainder of the fiscal year. The Board has an Audit Committee, Executive Compensation Committee, Investment Committee, and Employee Grant Committee. Adobe does not have a nominating committee nor any committee performing such functions.

The following table sets forth the current Committees of the Board of Directors, the members of each Committee during fiscal 2000 and the number of meetings held by the Board and the Committees, including meetings held by telephone:

Membership Roster

Name	Board	Audit	Executive Compensation	Investment	Employee Grant
Ms. Baldwin	X		X	X	
Mr. Chizen(1)(2)	X				
Dr. Geschke(2)	X				
Mr. Perez(3)	X	X			
Dr. Sedgewick	X	X	X	X	
Dr. Warnock(2)	X				X
Mr. Yocam	X	X	X	X	
Number of meetings held in fiscal 2000	13	8	7	6	*

(1) Mr. Chizen was not a member of the Board during fiscal 2000.

(2) Mr. Chizen became the sole member of the Employee Grant Committee in December 2000. During fiscal 2000, Dr. Warnock was a member throughout the year and Dr. Geschke was a member until his retirement from the Company in April 2000.

(3) Mr. Perez joined the Board and Audit Committee in September 2000.

* The Employee Grant Committee held no meetings during fiscal 2000. All actions taken by the Employee Grant Committee were taken by Unanimous Written Consent.

The Audit Committee meets with the Company's independent auditors at least annually and reviews and approves the scope of the audit performed by KPMG LLP as Adobe's independent public accountants. At the same time, the Audit Committee and KPMG review and approve Adobe's accounting principles and internal accounting controls. See Appendix A to review the Audit Committee Charter. The members of the Audit Committee are all non-employee directors.

The Executive Compensation Committee sets and administers the policies governing the annual compensation of executive officers, including cash compensation and stock ownership programs. The members of the Executive Compensation Committee are all non-employee directors.

The Investment Committee evaluates the advisability of Adobe's investing in outside-managed venture capital funds and direct investments by Adobe, focusing on startup companies in businesses strategically related to Adobe's markets and technology. The Investment Committee monitors the performance of Adobe's investments. The Investment Committee also reviews and approves any transaction in excess of $3 million between Adobe and any investee company in the first two of its outside-managed funds, Adobe Ventures L.P. and Adobe Ventures II L.P., any investment in excess of $5 million by any investee company in the third fund, Adobe Ventures III L.P., and any investment in excess of $6 million by any investee company in the fourth fund, Adobe Ventures IV L.P.

The Employee Grant Committee reviews and approves grants of stock options and restricted stock to non-officer employees under Adobe's 1994 Stock Option Plan, 1999 Nonstatutory Stock Option Plan and Amended 1994 Performance and Restricted Stock Plan.


PROPOSAL 2
APPROVAL OF AMENDMENT
TO CERTIFICATE OF INCORPORATION
INCREASING AUTHORIZED NUMBER OF SHARES


Adobe's Certificate of Incorporation, as currently in effect, authorizes Adobe to issue up to 500,000,000 shares of Common Stock, par value $.0001 per share, and 2,000,000 shares of Preferred Stock, par value $.0001 per share. On December 13, 2000, Board of Directors approved (subject to stockholder approval) an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock by 400,000,000 shares (from 500,000,000 shares to 900,000,000 shares). The proposed amendment will not affect the par value of the Common Stock, which would remain $0.0001 per share.

The additional Common Stock to be authorized would have rights identical to the currently outstanding Common Stock of the Company. Approval of the proposed amendment and any subsequent issuance of the Common Stock would not affect your current rights as a stockholder of Adobe, except for effects of a potential increase to the number of shares of Common Stock outstanding, such as a dilution of the earnings per share and the voting rights of current holders of Common Stock. If the amendment is approved by the stockholders, it will go into effect once Adobe files a Certificate of Amendment of the Company's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

There are currently 2,000,000 shares of Preferred Stock authorized and none outstanding. This amendment will not affect the Preferred Stock.

We have no current plans to issue any of the additional 400,000,000 shares of Common Stock. In addition to the 240,609,164 shares outstanding at February 19, 2001, approximately 73,259,188 shares were reserved for issuance in connection with our stock incentive plans and stock purchase plan. If the proposed amendment is approved, we will have approximately 586,131,648 shares of Common Stock that are authorized but that are not currently outstanding or reserved or allocated for future issuance, as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Purpose and Effect of Amendment

The Board believes that it is in Adobe's best interest to have such shares available to provide additional flexibility for use of Adobe's capital stock for business and financial purposes in the future. Any such use of the additional shares will not require stockholder approval, except as provided under Delaware corporate law or under the rules of any national securities exchange on which shares of our Common Stock are then listed. Such possible uses include expanding our business or product lines through the acquisition of other businesses or products, providing equity incentives to employees, officers or directors, and allowing us to have the flexibility to contemplate possible stock dividends. The proposed amendment will allow Adobe to accomplish these objectives quickly. The Board determines when and on what terms shares of Common Stock will be issued. Other than issuances permitted or required under Adobe's stock incentive plans or awards made pursuant to those plans and our employee stock purchase plan, there are currently no arrangements, agreements or understandings for the issuance or use of the additional shares of authorized Common Stock.

Under Adobe's Certificate of Incorporation, Adobe's stockholders do not have preemptive rights to subscribe to additional securities which may be issued by Adobe, which means that current stockholders do not have a prior right to purchase any new issue of capital stock of Adobe in order to maintain their proportionate ownership of Adobe's Common Stock. In addition, if Adobe issues additional shares of Common Stock or securities convertible into Common Stock in the future, it could dilute the voting rights of existing stockholders and could also dilute earnings per share and book value per share of existing stockholders. The increase in authorized Common Stock could also discourage or hinder efforts by other parties to obtain control of Adobe, thereby having an anti-takeover effect.

Amendment to Restated Certificate

If the stockholders approve the amendment, Article I, Section A of Adobe's Certificate of Incorporation would be amended and restated to read as follows:

"A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Nine Hundred Two Million (902,000,000) shares. Nine Hundred Million (900,000,000) shares shall be Common Stock, each have a par value of one-hundredth of one cent ($.0001), and Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($.0001)."

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors has selected KPMG LLP as Adobe's independent public accountants for fiscal 2001, and urges stockholders to vote for ratification of KPMG's appointment. Ratification of the selection of KPMG by stockholders ratification is not required by Adobe's Bylaws. However, as a matter of good corporate practice, the Board is submitting the selection of KPMG for stockholder approval. KPMG has audited Adobe's financial statements since 1983. Though KPMG's appointment may have been ratified, at its discretion, the Board may appointment a new independent accounting firm if it feels that such a change would be in the best interests of Adobe and its stockholders. We expect a representative of KPMG to be present at the Annual Meeting who will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Relationship with Independent Auditors

The firm of KPMG LLP has served as Adobe's independent auditors since our inception in 1982 and was our independent auditor for the fiscal year ended December 1, 2000. As stated in Proposal 2, the Board has selected KPMG to serve as our independent auditors for the fiscal year ending November 30, 2001.

Audit services performed by KPMG for fiscal 2000 consisted of the examination of Adobe's financial statements and services related to filings with the Securities and Exchange Commission (SEC). All fees paid to KPMG were reviewed and considered for independence by the Audit Committee.

Fiscal 2000 Audit Firm Fee Summary

During fiscal year 2000, we retained our principal auditor, KPMG, to provide services in the following categories and amounts:

Audit Fees	$1,234,855
All Other Fees	$1,547,695

The Audit Committee has considered whether the provision of non-audit services by KPMG is compatible with maintaining auditor independence.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees Adobe's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. We reviewed with KPMG, who are responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, their judgments as to the quality and acceptability of our accounting principles and any other matters that we are required to discuss under generally accepted auditing standards. In addition, we have discussed KPMG's independence from management and Adobe including matters set forth in the written disclosures required by Independence Standards Board Standard No. 1 and matters required to be discussed by Statement on Auditing Standards No. 61 pertaining to communications with Audit Committees.

We discussed with KPMG the overall scope and plans of their audits. We met with KPMG, as Adobe's independent auditors, with or without management present, to discuss results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting. We held 8 meetings during fiscal 2000. The written charter for the Audit Committee that was adopted by the Board is included in this proxy statement as Appendix A.

Relying on the reviews and discussions referred to above, we recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 1, 2000, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

Antonio M. Perez
Robert Sedgewick
Delbert W. Yocam

ANNUAL REPORT

Accompanying this proxy statement is Adobe's Annual Report for fiscal 2000. The Annual Report contains audited financial statements covering our fiscal years ended December 1, 2000, December 3, 1999 and November 27, 1998.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much Adobe Common Stock is owned as of January 26, 2001 by each entity or person who is known to own 5% or more of Adobe's Common Stock, each Director, each executive officer named in the Summary Compensation Table and all Directors and executive officers as a group. As of January 26, 2001, there were 240,907,955 shares of Adobe's Common Stock issued and outstanding.

BENEFICIAL OWNERSHIP(1)

Beneficial Owner	Number of Shares	Percent of Totals
FMR Corp. 82 Devonshire Street Boston, MA 02109	27,492,018(2)	11.41%
PRIMECAP Management Company 225 South Lake Ave., Suite 400 Pasadena, CA 91101-3005	23,292,800(3)	9.67
John E. Warnock	3,964,057(4)	1.64
Bruce R. Chizen	447,936(5)	*
Murray J. Demo	177,457(6)	*
Graham K. Freeman	259,356(7)	*
Shantanu Narayen	283,895(8)	*
Carol Mills Baldwin	30,000(9)	*
Charles M. Geschke	1,318,079(10)	*
Antonio M. Perez	0	*
Robert Sedgewick	94,600(11)	*
Delbert W. Yocam	0	*
All directors and current executive officers as a group (11 persons)	6,899,176(12)	2.83

* Less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 240,907,955 shares outstanding on January 26, 2001, adjusted as required by rules promulgated by the SEC.

(2) Of the 27,492,018 shares attributed to FMR Corp., it has sole voting power over 2,277,084 shares and sole dispositive power of all 27,492,018 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information was provided pursuant to Schedule 13G and is as of December 31, 2000.

(3) Of the 23,292,800 shares attributed to PRIMECAP Management Company, it has sole voting power over 2,844,100 shares and sole dispositive power over all 23,292,800 shares. These shares include 18,960,000 shares attributed to Vanguard PRIMECAP Fund, which has sole voting power

and shared dispositive power over all 18,960,000 shares. This information was provided pursuant to Schedules 13G and is as of December 31, 2000.

(4) Includes 33,600 shares held in trusts for the benefit of his children over which Dr. Warnock shares voting and investment power with his spouse and Charles M. Geschke; 1,262,313 shares issuable upon exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table; and 28,189 shares of restricted securities subject to vesting.

(5) Includes 409,369 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table; and 24,000 shares of restricted securities subject to vesting.

(6) Includes 140,283 shares issuable upon exercise of outstanding options held by Mr. Demo exercisable within 60 days of the date of this table; and 36,000 shares of restricted securities subject to vesting.

(7) Includes 202,564 shares issuable upon exercise of outstanding options held by Mr. Freeman exercisable within 60 days of the date of this table; and 40,000 shares of restricted securities subject to vesting.

(8) Includes 231,532 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table; and 52,363 shares of restricted securities subject to vesting.

(9) Consists of 30,000 shares issuable upon the exercise of outstanding options held by Ms. Baldwin exercisable within 60 days of the date of this table.

(10) Shares held in the name of the Geschke Family Trust dated 9/25/87, over which Dr. Geschke shares voting and investment power with his spouse.

(11) Includes 90,000 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(12) Includes 2,606,225 shares issuable upon exercise of outstanding options held by directors and executive officers exercisable within 60 days of the date of this table; and 220,552 shares of restricted securities subject to vesting. See also Notes 4 through 11.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides information about the compensation of Adobe's Chief Executive Officer plus the four other most highly compensated executive officers, who are referred to in this Proxy as the Named Executive Officers, for Adobe's last three fiscal years (2000, 1999 and 1998):

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | Long-Term Compensation Awards(2) | | |
Name and Principal Position	Year	Salary	Bonus(1)	Restricted Stock Awards ($)(3)	Securities Underlying Options/ SARs (#)	All Other Compensation(4)
John E. Warnock(5)	2000	$760,201	$583,039	$ 6,274	1,000,000	$10,778,433
Chairman of the Board	1999	622,524	612,509	1,167,253	620,000	2,917,411
and Chief Technical Officer	1998	600,023	287,901	0	2,128,400(6)	586,480
(former Chief Executive Officer)						
Bruce R. Chizen(5)	2000	609,356	456,952	0	1,250,000	324,068
President and Chief Executive	1999	436,794	337,825	1,000,502	476,000	32,318
Officer	1998	315,784	132,335	0	535,700(6)	20,624
Graham K. Freeman(7)	2000	400,140	266,887	1,113,126	75,000	37,649(8)
Senior Vice President of	1999	253,429	214,347	833,752	493,520	83,960(9)
Worldwide Sales	1998	127,020	63,828	0	241,680(6)	0
Shantanu Narayen	2000	313,764	198,789	1,669,689	599,000	6,344
Senior Vice President of	1999	273,139	248,066	917,500	290,000(10)	2,600
Worldwide Product Development	1998	209,489	68,137	203,750	180,000(6)(11)	2,400
Murray J. Demo	2000	263,549	202,945	1,113,126	575,000	5,430
Senior Vice President and Chief	1999	190,674	105,179	275,250	66,000	2,608
Financial Officer	1998	173,547	45,418	0	78,000(6)	2,400

(1) The amounts shown in this column include payments under the Company's Profit Sharing Plan*, in which all employees of the Company (except those based in Europe) participated, as follows:

Profit Sharing Plan Payments

Name	2000	1999	1998
John E. Warnock	$85,987	$93,363	$36,001
Bruce R. Chizen	69,610	58,585	20,588
Graham K. Freeman	43,137	26,597	7,621
Shantanu Narayen	35,439	39,960	13,163
Murray J. Demo	30,199	28,379	10,423

*   See "Report of the Executive Compensation Committee—Compensation Components" for a description of the Profit Sharing Plan.

(2) The three-year performance cycle period covering fiscal years 1998-2000 of Adobe's 1994 Performance and Restricted Stock Plan was completed at the end of fiscal 2000. Pursuant to the Performance Plan, Adobe has the option to pay out in either cash or stock. No payouts were

earned in the performance cycles completed at the end of fiscal 1998, 1999 or 2000, and no performance awards were granted in fiscal 2000.

(3) The total number of restricted stock holdings held by the Named Executive Officers at the end of fiscal 2000 was 184,857 shares. The closing price of Adobe's Common Stock on December 1, 2000 was $67.313 per share giving the Named Executive Officers restricted stock holdings a total value of $12,443,279 at the fiscal year end. A total of 80,189 shares of Restricted Stock were awarded to the Named Executive Officers in fiscal 2000 (189 shares to Dr. Warnock; 20,000 to Mr. Freeman; 30,000 shares to Mr. Narayen; and 30,000 shares to Mr. Demo); a total of 196,000 shares were awarded to the Named Executive Officers in fiscal 1999 (56,000 shares to Dr. Warnock; 48,000 shares to Mr. Chizen; 40,000 shares to Mr. Freeman; 40,000 shares to Mr. Narayen; and 40,000 shares to Mr. Demo); and 20,000 shares were awarded to Mr. Narayen in fiscal 1998 (he was not an executive officer at that time). Restricted Stock awarded to the Named Executive Officers vests annually over two years at a rate of 50% vesting one year from the initial grant date with the remaining 50% vesting two years after the initial grant date. Holders of restricted stock are entitled to the same dividend that Adobe pays on its outstanding Common Stock.

(4) The amounts disclosed in this column for fiscal 2000, 1999 and 1998 include life insurance premiums, the dollar value of the remainder of the life insurance premiums, disability insurance premiums, Adobe's contributions under its 401(k) Retirement Savings Plan, physical examinations, performance payouts for the three-year performance periods ending 2000, 1999 and 1998, distributions in connection with the Named Executive Officers' respective partnership interests in Adobe Incentive Partners, L.P. (AIP) and deemed compensation recognized by the Named Executive Officers pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 2000, 1999 and 1998, all as described below:

All Other Compensation

Name	Year	Life Insurance Premiums	Remainder Value of Insurance Premiums	Disability Insurance Premiums(a)	Company 401(k)/ Pension Contri- butions(b)	Physical Exams	AIP Distribu- tions(c)	AIP Deemed Compen- sation(d)	Total Other Compen- sation
John E. Warnock	2000	$13,630	$11,636	N/A(d)	$ 3,105	$ 0	$10,746,814	$ 1,253	$10,776,438
	1999	13,630	11,962	N/A	2,600	0	2,836,439	28,647	2,917,411(e)
	1998	13,360	12,289	$11,352	2,400	0	253,338	546,809	586,480
Bruce R. Chizen	2000	9,230	8,968	N/A	5,300	1,087	299,265	418	324,268
	1999	9,230	8,994	N/A	2,600	0	2,155	9,549	32,318
	1998	9,230	8,994	N/A	2,400	0	0	6,337	26,961
Graham K. Freeman(7)	2000	960	0	N/A	5,100	0	N/A	N/A	6,060
	1999	0	0	N/A	27,608	0	N/A	N/A	54,860(e)
	1998	N/A	N/A	N/A	0	0	N/A	N/A	0
Shantanu Narayen	2000	330	0	N/A	3,880	914	N/A	N/A	5,124
	1999	0	0	N/A	2,600	0	N/A	N/A	2,600
	1998	0	0	N/A	2,400	0	N/A	N/A	2,400
Murray J. Demo	2000	330	0	N/A	5,300	0	N/A	N/A	5,630
	1999	0	0	N/A	2,600	0	N/A	N/A	2,600
	1998	0	0	N/A	2,400	0	N/A	N/A	2,400

(a) Executive Officers now participate in the Company's standard disability benefits program on the same terms as non-executive employees of the Company.

(b) Amounts listed are 401(k) Retirement Savings Plan contributions for all Named Executive Officers except that for Mr. Freeman in 1999 the amount shown represents Adobe's contribution to his pension.

(c) Distributions of cash and stock made in connection with the Named Executive Officers' respective partnership interests in AIP. Stock distributions are calculated using the number of shares distributed to the Named Executive Officer at the stock's current market value on the date of distribution.

(d) Deemed compensation recognized by the Named Executive Officers pursuant to the Code Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 2000, 1999 and 1998. See "Report of the Executive Compensation Committee—Compensation Components." Pursuant to the requirements of the Code, the amounts in this footnote are included in "All Other Compensation," but the individuals listed did not receive any cash payment or securities of any venture investment; instead, the amounts shown reflect the value of the partnership interest they received.

(e) Dr. Warnock and Mr. Freeman received reimbursement (grossed up) for President's Club trip in 1999 of $24,133 and $27,252, respectively. Amounts are included in the Total Other Compensation amount.

(5) In December 2000 (fiscal 2001), Mr. Chizen was promoted to the position of Chief Executive Officer, at which time Dr. Warnock assumed the position of Chief Technical Officer.

(6) Grant amounts for fiscal 1998 include re-grants of all previously granted options, which were amended in September 1998 in the Company's option repricing.

(7) All amounts attributed to Mr. Freeman prior to November 1, 1999 have been converted into U.S. dollars from the Australian dollar currency in which he was paid using the exchange rate at the end of each fiscal year as follows: fiscal 1999—$.6353; fiscal 1998—$.6315.

(8) Includes $31,589 for additional expenses incurred as a result of Mr. Freeman's relocation from Australia to the United States.

(9) Includes $29,100 for expenses incurred as a result of Mr. Freeman's relocation from Australia to the United States.

(10) Includes 24,000 stock options granted in connection with the fixing of gains from certain stock appreciation rights (SARs) granted to Mr. Narayen with cliff vesting tied to the vesting of the SARs on November 30, 2000.

(11) Includes 24,000 SARs granted to Mr. Narayen which vested in full on November 30, 2000.

Stock Options

The following table provides details regarding stock options granted to the Named Executive Officers in fiscal 2000 under the Company's Amended 1994 Stock Option Plan and 1999 Nonstatutory Stock Option Plan. In addition, in accordance with the Securities and Exchange Commission (SEC) rules, there are shown the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The actual value, if any, an executive may realize will depend on the spread between the market price and the exercise price on the date the option is exercised.

OPTION GRANTS IN LAST FISCAL YEAR

Granted	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)	
	Number of Securities Underlying Options Granted (#)(2)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)(3)	Expiration Date	5% ($)	10% ($)
John E. Warnock	1,000,000	8.30%	$55.6563	3/31/08	$26,573,403	$63,647,922
Bruce R. Chizen	1,000,000	8.30	55.6563	3/31/08	26,573,403	63,647,922
	250,000	2.08	64.3125	11/29/08	7,676,588	18,386,764
Graham K. Freeman	75,000	0.62	64.3125	11/29/08	2,302,976	5,516,029
Shantanu Narayen	24,000(5)	0.20	54.0938	9/23/03	241,854	514,298
	400,000	3.32	55.6563	3/31/08	10,629,361	25,459,169
	175,000	1.45	64.3125	11/29/08	5,373,612	12,870,735
Murray J. Demo	200,000	1.66	55.6563	3/31/08	5,314,681	12,729,584
	200,000	1.66	64.4063	6/21/08	6,150,228	14,730,865
	175,000	1.46	64.3125	11/29/08	5,373,612	12,870,735

(1) All of the options permit withholding of shares to satisfy tax obligations upon exercise. The price of each option share, paid at the time of exercise, is the fair market value of a share of Adobe's Common Stock on the date of grant, which was equal to the closing price per share of our Common Stock as quoted on the Nasdaq National Market. Subject to the retention agreement terms described in "Severance and Change-in-Control Arrangements" below, if the optionee terminates employment with Adobe, his option term will change as follows:

  (a) if the termination is due to the optionee's normal retirement, death or disability, the exercise period is twelve months from such date; or

  (b) if the termination is due to the optionee's early retirement pursuant to an early retirement program, the exercise period is three months from the date of early retirement or such greater period as established pursuant to the early retirement program; or

  (c) if there is a transfer of control of Adobe in which we are not the surviving corporation, and termination occurs within 24 months thereafter due to (i) constructive termination or (ii) any reason other than termination for cause, the exercise period is twelve months from the date on which the optionee's employment terminated, and this vesting will accelerate such that all options will vest in full with the exception of Dr. Warnock and Mr. Chizen. Pursuant to the terms of their respective Retention Agreements, each of these two is entitled to accelerated vesting of all his options such that they vest in full upon a transfer of control of Adobe in which we are not the surviving corporation; or

  (d) if the termination is for cause, the option shall terminate and cease to be exercisable on the date of termination; or

  (e) if the termination is for any reason other than stated above, the exercise period is ninety days from the date of such termination.

(2) Options granted under Adobe's Amended 1994 Stock Option Plan and 1999 Nonstatutory Stock Option Plan typically vest over a three-year period at a rate of 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months (except as set forth in Note 5 below).

(3) The exercise price may be paid in cash, by delivery of already-owned shares subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(4) The potential gain is calculated from the closing price of the Company's Common Stock on the date of grant to the Named Executive Officer (see Note 1 above regarding option expiration terms).

For all of the grants, the potential gains represent certain assumed rates of appreciation only, as set by the SEC. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon the future performance of the Company and overall stock market condition. There can be no assurance that the amounts reflected in this table will be achieved.

Using the same analysis, over an eight-year period all holders of Common Stock as of the Company's fiscal year-end would potentially gain approximately $20.2 billion at 5% and $29.3 billion at 10% rates of stock price appreciation.

(5) Options granted in March 2000 with an accelerated cliff vesting tied to the vesting of certain stock appreciation rights held by Mr. Narayen. The options vested in full on November 30, 2000.

Stock Option Exercises and Holdings

The following table shows stock options exercised by the Named Executive Officers during fiscal 2000, including the total value of gains on the date of exercise based on actual sale prices or on the closing price that day, if the shares were not sold that day. In addition, the number of shares covered by both exercisable and non-exercisable stock options, as of fiscal year-end, is shown. Also reported are the values for "in-the-money" options. The dollar amounts shown in the "in-the-money" column represent the positive spread between the exercise price of any such existing stock options and the year-end price of the Company's Common Stock.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John E. Warnock	623,480	$42,397,772	1,053,041	1,589,843	$51,356,496	$45,801,892
Bruce R. Chizen	217,502	11,913,140	215,634	1,494,902	4,466,609	28,345,895
Graham K. Freeman	168,578	5,462,411	138,951	424,471	6,325,263	15,616,738
Shantanu Narayen	96,000	5,680,280	164,415	734,585	4,255,648	14,054,152
Murray J. Demo	41,400	2,534,500	83,030	578,170	1,698,630	5,015,058

(1) Fiscal year ended December 1, 2000. The closing market price on that date for the Company's Common Stock was $67.313.

Long-Term Incentive Plan

In 1994, Adobe's Board of Directors adopted and the stockholders approved the 1994 Performance and Restricted Stock Plan, a long-term incentive plan. The plan was later amended by the Board of Directors in December 1997 with approval by the stockholders in April 1998.

The Plan provides for the issuance of shares payable in cash and/or stock. Such performance shares have three-year cycle. At the start of each cycle, each participant is given a contingent award of a target number of shares of Adobe's Common Stock. The actual number of shares earned by the participant is determined based upon Adobe's meeting our pre-defined performance goals over the cycle's three-year performance period. Measurements for the three-year performance periods are set by the Board at the time of grant. No performance awards were granted for the performance periods covering fiscal years 1999-2001, fiscal years 2000-2002 or fiscal years 2001-2003, though we may grant performance awards for future performance cycles.

Severance and Change-in-Control Arrangements

Change-in-Control Arrangements

In September 1997, Adobe entered into a retention agreement with Dr. Warnock, which superseded prior agreements. In December 2000, Adobe entered into a retention agreement with Mr. Chizen, which superseded his prior agreement. Both Dr. Warnock's and Mr. Chizen's agreements provide for certain cash payments in the event of termination of their employment following a change in control of Adobe. Adobe has also entered into current retention agreements with certain other executive officers, including: Mr. Narayen, January 1998; Mr. Freeman, April 1999; and Mr. Demo, June 2000. Retention agreements with the above individuals provide for certain cash payments in the event of termination of such individuals' employment following a change in control of Adobe.

As used in the retention agreements mentioned above (the Agreements), a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of Adobe's securities by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving Adobe or one of our subsidiaries and the stockholders of Adobe prior to such transaction own less than 50% of the combined voting power of Adobe (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of Adobe; or (iv) a "change in control" within the meaning of Section 280G of the Code. If, within two years after a change in control (the Covered Period), the executive's employment is terminated without Cause, or if the executive resigns for Good Reason or Disability (as defined in the Agreements) (an Involuntary Termination), such executive officer will receive a cash severance payment as follows:

(1) earned but unpaid salary and the cash equivalent for unused Personal Time Off through the date of termination; plus, (2) pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets have been or will be achieved); plus, (3) an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (as defined in the Agreements), multiplied by (ii) two plus one-twelfth for each year of completed service with the Company (not in excess of twelve years) (the Severance Multiple).

For the Chief Executive Officer, and the Chairman and Chief Technical Officer, all outstanding options, performance grants, restricted stock awards and partnership interests in AIP (see "Report of the Executive Compensation Committee" for a description of AIP) will accelerate and vest 100% on the date of the change in control. For other executive officers, all outstanding options, performance grants, restricted stock awards and his/her partnership interest in AIP will accelerate and vest 100% on the date of his/her Involuntary Termination during the Covered Period. Also, the exercise period of all such options will be extended to twelve months from termination. A change in control will not alter the payout provisions of the Performance Plan.

In addition, the executive officer will receive continued medical, dental, vision and life insurance coverage for himself or herself and dependents for a period of years equal to the Severance Multiple.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act) requires Adobe's officers and directors, and any person or entity who own more than ten percent of a registered class of our Common Stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Officers, directors and stockholders who hold more than ten percent of our outstanding Common Stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them.

Based solely on review of this information, including written representations from our officers and directors that no other reports were required, we believe that, during the 2000 fiscal year, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were met except: that Forms 4 for Mssrs. Freeman and Covert were inadvertently filed one day late in January 2000 due to administrative error; and Ms. Dyrdahl and Ms. Townsley inadvertently did not report certain securities on their respective Forms 3. These omissions were corrected by the reporting of these securities on amended Forms 3.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee of the Board of Directors is composed entirely of outside, non-management directors. No one on the Committee is a former or current officer of Adobe. The Committee sets and administers the policies governing annual compensation of executive officers, including cash compensation and stock ownership programs.

Compensation Policies

Adobe operates in the competitive and rapidly changing high technology and Internet business environment. The goals of our executive compensation program are to motivate executives to achieve our business objectives in this environment and reward them for their achievement, foster teamwork, and attract and retain executive officers who contribute to our long-term success. During fiscal 2000, we used salary, bonus, stock options and restricted stock awards to meet these goals. In addition, as part of our venture investing program, we established an internal limited partnership ("Adobe Incentive Partners" or "AIP") which enables certain executives of Adobe to participate in cash or stock distributions from venture investments made prior to July 15, 1999.

Our philosophy and guiding principles are to provide compensation levels that are comparable to those offered by other leading high technology companies. Our compensation policies align the interests of our officers with the long-term interests of our stockholders through stock compensation. For example, in fiscal 2000, compensation included options to purchase shares granted under our 1994 Stock Option Plan that vest and become exercisable over a three-year period and awards of restricted stock which vest annually over a two-year period. Another principle is that a substantial portion of each executive's compensation be in the form of an incentive bonus. Receipt of this bonus, which is payable quarterly, is contingent upon our revenue and operating profit levels as well as revenue from specific targeted products during the relevant fiscal year. However, we retain the authority to alter the bonus amounts because qualitative factors and long-term results need to be evaluated as well as the short-term operating results. In 2000, we considered additional factors such as achievement of a $1+ billion revenue level, achievement of certain management goals, market share increases, new product development and return on equity.

We have considered the potential impact of Section 162(m) of the Code adopted under the federal Reconciliation Act of 1993. This section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Named Executive Officers, unless compensation is performance-based. Any options granted under our 1994 Stock Option Plan or performance units or shares of restricted stock granted under our 1994 Performance and Restricted Stock Plan will meet the requirement of being performance-based. For Dr. Warnock (Chief Executive Officer during all of fiscal 2000) and Mr. Chizen (President during most of fiscal 2000 and now Chief Executive Officer as well), their targeted (and attained) cash compensation in fiscal 2000 exceeded the $1 million threshold, and Dr. Warnock's and Mr. Chizen's targeted cash compensation in fiscal 2001 also exceeds this threshold. There was a reduction in the tax deduction available to us in fiscal 2000, and it will continue in fiscal 2001 if the targeted compensation is achieved; however, we believe such reduction was and will continue to be small. Our policy is to qualify to the maximum extent possible our executives' compensation for deductibility under applicable tax laws.

Compensation Components

Annual Compensation. The salary portion of executive compensation, including that of the Chief Executive Officer, is determined annually by reference to multiple surveys of high technology companies. The executive officers are matched to each position by comparing their responsibilities to the survey description most accurately representing their position with Adobe by content, organizational level and revenue. Given the officers' levels of responsibility and our past performance, we target a median or slightly higher percentile competitive position as stated by the survey in determining salary for each executive officer. As the executives mature in their respective positions for the size of Adobe, we expect to target a high percentile competitive position for salary compensation.

A substantial portion of the annual compensation of each executive officer is in the form of an incentive bonus, which becomes a greater portion of an officer's potential total compensation as the executive's level of responsibility increases. The bonus is computed as a percentage of base salary and is established annually at the beginning of the fiscal year. In fiscal 2000, the target level of bonus equaled or exceeded 50% of salary for each of the Named Executive Officers (except Mr. Demo, who was not an executive officer and therefore did not have as high a target bonus level until the second half of fiscal 2000). The actual amount of each bonus was determined by reference to the management incentive bonus program, which contains targets specifically tied to revenue and operating profit levels on a quarterly basis, including new product revenue levels. We have the authority to alter the incentive payout based on other factors related to Adobe's performance, such as achievement of certain revenue levels, achievement of certain management goals, market share increases, new product development and return on equity. We did not assign weights to each of these factors but considered overall profitability and operating results as measured against the annual budget more important than the other performance measures listed. In 2000, we awarded incentive bonuses on a quarterly basis.

All executive officers also participated with all of Adobe's U.S. employees (excluding Europe-based employees) in our corporate profit sharing plan, under which a target bonus of up to 10% of each employee's base salary, payable quarterly, is awarded depending upon our overall performance based on operating profit. Based on our operating profit versus budget for the third quarter of fiscal 2000, the profit sharing bonus was paid to all participating employees at 15% (a discretionary increase from 10%). No additional overages were paid.

Long-term Compensation. The Committee has utilized stock options, restricted stock, performance shares, and for those executives deemed critical to its venture investing activities, limited partnership units in Adobe Incentive Partners to motivate and retain executive officers for the long-term. The Committee believes that these forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value.

Options are typically granted annually and are subject to vesting provisions to encourage officers to remain employed with Adobe. The Committee considered fiscal 2000 annual grants in November 1999. The Committee considered fiscal 2001 annual grants in November 2000. In addition, Adobe granted options to Dr. Warnock as detailed below under "Chief Executive Officer—Compensation," to Mr. Chizen in March 2000 in connection with his promotion to become President, to Mr. Narayen in March 2000 in connection with both his promotion to become an officer and in connection with the fixing of gains on his existing SAR, and to Mr. Demo in March 2000 and June 2000 in connection with his assumption of the interim Chief Financial Officer position and his later promotion to become Chief Financial Officer and an officer, respectively. See the "OPTION GRANTS IN LAST FISCAL YEAR" table.

Each executive officer receives stock options based upon that officer's relative position, responsibilities and performance by the individual over the previous fiscal year and the officer's anticipated performance and responsibilities. Additionally, we consider the net present value of the grant compared to typical grants at high technology companies of a similar size to Adobe. We also review the prior level of grants to the officers and to other members of senior management, including the number of shares which continue to be subject to vesting under outstanding options, in setting the level of options to be granted to the executive officers. The size of the option grants is not related to Adobe's performance. In addition, we use data compiled by iQuantic, Inc. (an independent compensation consulting firm) on stock options granted in comparable companies in the technology-based industry and comparable companies from a revenue perspective. We grant these stock options at the market price on the date of grant. They will provide value to the officers only if the price of our Common Stock increases over the exercise price.

As part of its venture investing program, the Board of Directors established Adobe Incentive Partners to provide long-term compensation to those executive officers of Adobe who are involved in Adobe's venture investing activities and whose participation is deemed critical to the success of the program. The limited partnership investments are restricted to venture investments in companies that are private at the time of the establishment of AIP, or when the investment is made, whichever is later. Distributions to the partners are made when an investment is marketable or sold for cash. Adobe is both the general partner and a limited partner. Our senior partnership interest includes both a liquidation preference and a preference in recovery of the cost basis of each specific investment. The executives' junior (Class B) partnership interests qualify for partnership distributions only after: (a) Adobe has fully recovered the cost basis of the specific investment; and (b) the executive officer has met the vesting requirement. Vesting is over a three-year period: 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months. All existing partnership interests have fully vested or ceased vesting. The total amount allocated to the junior partnership interests is 20% of the venture investments included in Adobe Incentive Partners. As Adobe makes venture investments, the executive officers are deemed to receive compensation in proportion to their interests. In addition, in fiscal 2000, distributions in cash and stock to current executive officers valued at $13,524,152 were made by AIP. Future venture investments by Adobe are not expected to be made through AIP.

Chief Executive Officer Compensation

The Committee established the Chief Executive Officer's salary and target bonus levels at the beginning of fiscal 2000. Consistent with the analysis described above, the Committee increased the base salary of Dr. Warnock (who served as Chief Executive Officer during all of fiscal 2000) and maintained his target bonus percentage. The Committee approved the payment of Dr. Warnock's target bonus (80% of which is based on corporate result and 20% on new product result) for each quarter of fiscal 2000, based on his quarterly base salary, as follows: first quarter, 111% of target bonus based on corporate result and 0% on new product result; second quarter, 113% of target bonus based on corporate result and 0% on new product result; third quarter, 113% of target bonus based on corporate result and 0% on new product result; fourth quarter, 129% of target bonus for corporate result and 0% on new product result.

For Dr. Warnock's long-term compensation, the Committee granted stock options under the Company's 1994 Stock Option Plan (the "1994 Plan") for 1,000,000 shares of Common Stock in March 2000 in recognition of his additional responsibilities in light of Dr. Geschke's retirement. The option vests over a three-year period: 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months. Additionally, in consideration of certain patents held by Dr. Warnock, in September and November 2000, the Committee made two grants of restricted stock to Dr. Warnock. The first grant was in the amount of 90 shares and the second in the amount of 99 shares, each of which vest in two equal annual installments on the anniversaries of their grants in 2001 and 2002. Dr. Warnock received distributions in cash and stock from his AIP partnership interest valued at $10,746,814 in fiscal 2000.

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills Baldwin
Robert Sedgewick
Delbert W. Yocam

DIRECTOR COMPENSATION

Directors who are not employees of Adobe receive annual retainers of $24,000, meeting fees of $1,500 for each Board of Directors Meeting and $1,000 for each Committee Meeting they attended. There are no fees paid for telephonic meetings. Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee Meetings. In addition, each non-employee director is automatically granted a stock option, under Adobe's 1996 Outside Directors' Stock Plan, to purchase 40,000 shares of Adobe's Common Stock at a price per share equal to the closing price of Adobe's Common Stock on the grant date. These options are granted on the day after the annual meeting of stockholders of Adobe and they are subject to vesting provisions as described below. New non-employee directors joining the Board automatically receive an option to purchase 60,000 shares of Adobe's Common Stock under the Outside Directors' Plan, subject to the same vesting terms, on the day they become a director, but do not receive an annual grant after their first Annual Meeting as a director. However, the Outside Directors' Plan also provides that, pursuant to Rule 16b-3 of the Exchange Act, if certain conditions are met, the Board may exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option.

Options granted under the Outside Directors' Plan vest and become exercisable at a rate of (i) 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of Adobe's assets in which there is a change-in-control of Adobe, all option shares become immediately and fully vested. If an Outside Director becomes an employee of Adobe, the shares would continue to vest on the schedule listed above during the person's employment. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of Adobe.

Holders of options granted under the Outside Directors' Plan may only exercise the options once they vest. Options are no longer exercisable 90 days after termination of director status (except in the case of termination due to death or disability). However, if such an exercise would subject the resigning director to a forfeiture of profits under Section 16(b) of the Exchange Act the exercise period may be increased. In such an event, the timeframe for exercising vested options would be extended until the earlier of (i) the 10th day following the date on which the resigning director would no longer be subject to a forfeiture of profits under Section 16(b), or (ii) the 190th day after termination of services as director or (iii) expiration of the option. In the event of a change of control, any unexercisable portion of an option becomes fully exercisable thirty days prior to the transaction resulting in a change of control. The option will terminate to the extent it is not exercised on the date of such a transaction to the extent it is not assumed or substituted by the acquiring company.

CERTAIN TRANSACTIONS

During fiscal 1999, Adobe entered into two separate loan agreements with Graham Freeman, an executive officer, to assist with his relocation to San Jose, California. The first loan in the amount of $550,000, at an interest rate of 8.25% per annum, was repaid on December 31, 1999. The second loan, in the amount of $1 million, is interest-free and is secured by Mr. Freeman's principal residence. Under the terms of the agreement, Mr. Freeman is required to repay this loan at $200,000 per year over the five-year period. His first payment was made in December 2000. In addition, the loan must be repaid in full within thirty days of any termination of his employment with Adobe. The second loan had an outstanding balance of $800,000 as of January 26, 2001.

Adobe has entered into indemnity agreements with certain officers and directors which provide, among other things, that Adobe will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he is or may be made a party to by reason of his or her position as a director, officer or other agent of Adobe, and otherwise to the full extent permitted under Delaware law and Adobe's Bylaws.

PERFORMANCE GRAPH

Five-Year Stockholder Return Comparison

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by Adobe. Adobe has selected the Standard & Poor 500 (S&P 500) Index for the broad equity index and the Chase H & Q Technology Index as an industry standard for the five fiscal year period commencing December 2, 1995 and ending December 1, 2000. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation. These factors include Adobe's operating results, overall profitability, new product development, increases in market share and growth in stockholders' equity. See "Report of the Executive Compensation Committee."

Comparison of Five Year Cumulative Total Return*



*   Assumes $100 invested on December 2, 1995 in Adobe's Common Stock, the S&P 500 Index and the Chase H&Q Technology Index, with reinvestment of dividends.

For each reported year, Adobe's reported dates are the last trading dates of its fiscal year (which ends on the Friday closest to November 30), and the S&P 500 and Chase H&Q Technology index dates are the last trading date of November.

OTHER BUSINESS

We are not aware of any other matters to be submitted for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy will vote the shares they represent using their best judgment.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Pursuant to Adobe's Amended and Restated Bylaws, any proposal to be brought before next year's annual meeting by a stockholder must be received by Adobe at its offices not later than November 2, 2001 and, to be included in Adobe's proxy statement for that meeting, must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals; provided, however, that if no annual meeting is held in the prior year or the date of the annual meeting is changed by more than 30 days from the date contemplated at this time, notice by a stockholder must be so received not later than the close of business on the 10th day following the day on which a notice of the date of the meeting is mailed or a public announcement thereof is made.

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary

San Jose, California
March 2, 2001

Appendix A

Audit Committee Charter

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities as follows:

- Overseeing that management has established and maintained processes to assure that an adequate system of internal controls is functioning within the Company;

- Overseeing that management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Company;

- Overseeing that management has established and maintained processes to assure compliance by the Company with all applicable laws, regulations and Company's policies.

II. COMPOSITION

The Audit Committee shall comprise at least three Directors as determined by the Board, each of whom shall be independent directors and shall have a working familiarity with basic finance and accounting practices. At least one member shall have financial management expertise.

"Independent director" means a person other than an officer or employee of the Company or its subsidiaries or any other individual having relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities as a Committee member, as defined by NASD's listing standards.

III. MEETINGS

The Audit Committee shall hold meetings, either telephonically or in person, at least four times annually, or more frequently as circumstances dictate. The Audit Committee should meet at least annually with the outside auditor in a separate executive session.

IV. DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Audit Committee shall perform the following duties:

1. Report Audit Committee actions to the Board of Directors.

2. Provide open avenues of communication among the outside auditor, the internal audit director and the Board of Directors.

3. Recommend the selection of the outside auditor to the Board, evaluate the performance of the outside auditor and, where appropriate, recommend the termination of the outside auditor.

4. Review with financial management, the outside auditor and the internal audit director the Company's interim financial information prior to the release of earnings.

5. Review and discuss the audited financial statements with financial management, the outside auditor and the internal audit director.

6. Discuss with the outside auditor matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented.

7. Review the written statement from the outside auditor, delineating all relationships between the outside auditor and the Company, review and approve the outside auditor's fees, engage in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor, and recommend to the Board appropriate action to ensure the independence of the outside auditor.

8. Based on Items 5, 6 and 7, decide on whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

9. Approve the appointment, replacement, reassignment or dismissal of the internal audit director.

10. Review and approve the internal audit charter and annual audit plan.

11. Review the internal reports to management prepared by the internal auditing department and management's response.

12. Consider and review the adequacy of the Company's internal control system with the internal auditing director and the outside auditor.

13. Review and reassess this Charter periodically, at least annually, as conditions dictate.

PROXY


ADOBE SYSTEMS INCORPORATED

Proxy for Annual Meeting of Stockholders


THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

The undersigned hereby appoints John E. Warnock and Bruce R. Chizen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the ''Company'') which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Wednesday, April 12, 2001 at 4:00 p.m., local time, and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR proposals 1 through 3.** Whether or not you are able to attend the meeting, you are urged to sign and mail the Proxy in the return envelope so that your stock may be represented at the meeting.

NOW YOU CAN VOTE YOUR SHARES BY TELEPHONE OR INTERNET!
QUICK * EASY * IMMEDIATE * AVAILABLE 24 HOURS A DAY * 7 DAYS A WEEK
The Company encourages you to take advantage of the new and convenient ways to vote your shares. If voting by proxy, this year you may vote by mail, or choose one of the two methods described below. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, and returned your proxy card. To vote by telephone or Internet, read the accompanying proxy statement, then follow these easy steps:

TO VOTE BY PHONE:

> Call toll free **1-877-292-5646** any time on a touch tone telephone. There is NO CHARGE to you for the call.
>
> Enter the 6-digit Control Number located on the other side of this card.
>
> Option #1: To vote as the Board of Directors recommends on ALL proposals: Press 1
>
> Option #2: If you choose to vote on each proposal separately, press 0 and follow the simple recorded instructions.

TO VOTE BY INTERNET:

> Go to the following website: **http://www.computershare/us/proxy**
>
> Enter the information requested on your computer screen, including your 6-digit Control Number located on the other side of this card.
>
> Follow the simple instructions on the screen.

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE


(Continued and to be signed on reverse side)


ADOBE SYSTEMS INCORPORATED
PLEASE MARK VOTE [IN OVAL] IN THE FOLLOWING MANNER USING DARK INK ONLY [**X**]

A vote FOR the following proposals is recommended by the Board of Directors:

1. Election of the three (3) Class II directors proposed in the accompanying Proxy Statement to serve for a two-year term. **(INSTRUCTION: to withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)**

        FOR ALL _____   AGAINST ALL _____   FOR ALL EXCEPT _____

    Carol Mills Baldwin   Robert Sedgewick   John E. Warnock

2. Approval of an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of Common Stock from 500,000,000 to 900,000,000 shares.

        FOR _____   AGAINST _____   ABSTAIN _____

3. Ratification of the appointment of KPMG LLP as the Company's independent public accountants for the fiscal year ending November 30, 2001.

        FOR _____   AGAINST _____   ABSTAIN _____

4. Transacting of such other business as may properly come before the meeting or any adjournment or postponement thereof.

Sign exactly as your name(s) appears on your stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the Proxy. If shares of stock are held of record by a corporation, the Proxy should be executed by the President or Vice President and the Secretary or Assistant Secretary, and the corporate seal should be affixed thereto. Executors or administrators or other fiduciaries who execute the Proxy for a deceased stockholder should give their full title. Please date the Proxy.

Signature(s):

_____

_____

Date _____ , 2001
      (be sure to date your Proxy)